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                                                                     EXHIBIT F-3
                                SOMMER & BARNARD
                              Attorneys at Law, PC
                               4000 Bank One Tower
                               111 Monument Circle
                           Indianapolis, Indiana 46204


                                                              January 25, 2000

Board of Directors
Vectren  Corporation
20 N.W. Fourth Street
Evansville, Indiana 47741

Ladies and Gentlemen:

     We have acted as counsel to Vectren Corporation ("Vectren") and Indiana Energy, Inc. ("Indiana Energy") in connection with the negotiation and execution of the Agreement and Plan of Merger dated June 11, 1999, among Indiana Energy, SIGCORP, Inc. ("SIGCORP") and Vectren. Upon the closing of the merger contemplated by the Merger Agreement, Vectren will acquire, directly or indirectly, all of the issued and outstanding voting securities of Indiana Gas Company, Inc., Richmond Gas Corporation, Terre Haute Gas Corporation and Southern Indiana Gas and Electric Company, Inc. ("SIGECO") Each of Indiana Gas, Richmond Gas, Terre Haute Gas and SIGECO is a public utility company.

     We have examined such records and documents, and have made such investigations of law and fact as we have deemed necessary in the circumstances. Included in our review was the recent decision of the Indiana Supreme Court, Indiana Bell Telephone Co., Inc., et al. v. Indiana Utility Regulatory Commission et al., 715 N.E. 351 (Ind. 1999). Based on that examination and investigation, it is our opinion that the consummation of the merger does not require approval of the Indiana Utility Regulatory Commission.

     We consent to the filing of this opinion as an exhibit to Form U-1.

                                   Sincerely,



                                   SOMMER & BARNARD, PC